GROUNDFLOOR

2022 Report

Dear investors,

The fourth quarter of last year was challenging with increasing rates leading to turbulence in the credit markets. We are seeing continued headwinds through the first half of 2023. However, the business is performing well whereas many of our competitors have faced serious challenges and some have even exited the market. We credit this to our unique model of sourcing capital from diverse sources and creating unique investment products that serve unmet market needs.

We need your help!

Spread the word o Groundfloor. We are actively acquiring new customers, and one of the best ways to do this is for you to refer your friends and associates to us. Use your referral code (on your Groundfloor dashboard) and you can earn a referral bonus. If you need help setting this up, reach out to the Groundfloor customer success team. We are also launching new products, so be sure to check out the investments page to see what's new.

Sincerely,

Brian Dally
Co-Founder & CEO

Lucas Timberlake
Director

Ben Sutton
SVP Finance

Nick Bhargava
Co-Founder & EVP Regulatory Affairs

Our Mission

A trusted brand that serves millions of investors in global markets with over $10 billion in assets under management and $1.0 billion in annual revenue.

See our full profile

How did we do this year?

Report Card

A+

The Good

- Limited impact from interest rate hikes.
- Limited impact from bank liquidity issues.
- Stable business growth.

The Bad

- Continued market turbulence.
- Interest rate hikes means we have to reprice credit
- Vendors that we rely on are facing labor shortages

2022 At a Glance

January 1 to December 31

$21,792,723 +94%
Revenue

-$5,370,918
Net Loss

$237,393,691 +23%
Short Term Debt

$9,430,695
Raised in 2022

$4,509,524
Cash on Hand
As of 03/31/23

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Short-term, high-yield real estate debt investments for everyone.

Groundfloor offers short-term, high-yield real estate debt investments to the general public. We believe that everyone should have the freedom to invest on their own terms.

A trusted brand that serves millions of investors in global markets with over $10 billion in assets under management and $1.0 billion in annual revenue.

Milestones

Groundfloor Finance Inc. was incorporated in the State of Georgia in January 2013.

Since then, we have:

- First and only company qualified by the SEC to issue payment-dependent real estate notes

- Our platform makes investing safe, easy, and predictable – with no fees, ever

- Short-term, high-yield investments that average a 10% annual return

- Nearly 200,000 users and growing quickly

- Over $1.0 billion invested on the platform to date

- Winner of over two dozen industry and innovation awards

- Annual revenue CAGR of 62% since 2018, on track to grow from $14.1m in 2021 to $23.1m in 2022

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $21,792,723 compared to the year ended December 31, 2021, when the Company had revenues of $11,220,099. Our gross margin was 90.6% in fiscal year 2022, compared to 87.8% in 2021.

- *Assets*. As of December 31, 2022, the Company had total assets of $269,221,826, including $4,466,138 in cash. As of December 31, 2021, the Company had $192,996,368 in total assets, including $2,641,950 in cash.

- *Net Loss*. The Company has had net losses of $5,370,918 and net losses of $3,948,774 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $259,743,248 for the fiscal year ended December 31, 2022 and $192,993,249 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $33,515,696 in equity and $10,695,830 in convertibles.

Our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Groundfloor Finance Inc. cash in hand is $4,509,524, as of March 2023. Over the last three months, revenues have averaged $2,101,673/month, cost of goods sold has averaged $282,820/month, and operational expenses have averaged $2,090,780/month, for an average burn rate of $271,927 per month. Our intent is to be profitable in 3 months.

There have been no material changes or trends to our finances or operations during the first quarter of 2023.

Over the next 3-6 months, we expect revenues to range between $6-8m and spending between $6-8m. Spending growth is driven by investments in customer acquisition and headcount growth across software, marketing, and product.

The core operating business has been profitable for over 24 months. Our profit is absorbed by investments to acquire investors, to enhance and improve our technology, and to continue developing new products and product features. Our decision to achieve profitability will be driven by runway and ability to afford growth investment. We believe we can achieve consistent and sustainable company level profitability within 3 months, if we decided to do so.

We have raised $1.3m in capital in the first quarter of 2023 and have more cash on hand that we did at December 31, 2022. Our core operating business is profitable at current revenue levels. Our cash burn is a result of significant investment in product development and customer research within our Software and Product Departments. Additionally, we choose to burn more capital through investor acquisition. Our investor acquisition costs today fuel our ability to grow 12 months from now. We will manage our spending decisions based on our revenue levels and runway timing.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -25% **Gross Margin: 91%** **Return on Assets: -2%** **Earnings per Share: -$1.17** **Revenue per Employee: $256,385** **Cash to Assets: 2%** **Revenue to Receivables: ~** **Debt Ratio: 96%**

GFI_Financial_Statements_and_Footnotes_-_December_31__2022_-_CLEAN__3.6.2023_.pdf

Audited_-_Financial_Statements_-_December_31__2020.pdf

GFI_-_Audited_Financial_Statements___FNs_-_12.31.2021__3.12.2022_.pdf

We ❤ Our 5902 Investors

Thank You For Believing In Us

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Mabel Magarey	Ryan Lewis	Ryan Lewis	Ryan Lewis	Eric Turnwald	Eric Turnwald	Eric Turnwald

Joshua Webb
Anurag Gupta
Kyle Williams
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Karen Dobos
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Tom Fox
James Steele
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Gabriella Rodriguez
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Raj P
Shady Makar
Celeste Biggs
Nicholas Anthony Grant
Robert Estabrook
Dan Beauchamp
Robert L Garrison
Jamel Smith
Ally A
Alfonzo Price
Derik KENNEDY
Srikant JANNU
Jan Cornelius
James Campbell
Gregg Madsen
Frederick Wooldridge
Michael Watson
Olivier Lepkowicz
Benjamin Coley
Ryan Brennan
Aaron Love
Jake Taylor
Evan Patronik
Bret Greaber
Daniel Walz
Mark Mackie
Kathryn Gibbons
Tamara Thomson
Evans Aforya
Joe Smyth
Edward Kelly Medlock
Matthew Penfound
Carolyn S Hart
Leslie Douglas
Lance Duchesneau

Anurag Gupta
Kyle Williams
Hari K Menon
Sarah Fisher
Karen Dobos
Tholyn Twyman
Meghan Gound
Tom Fox
James Steele
Christopher EASTER
Don Smith
Frederic GREENE
Bruce Bruce
Yue Han
Moshe Kaluszyner
Kristen Hewitt
Michael Krasney
Frederic GREENE
Barbara Coleman
Karen Shackles
Tasha Dockery
Tim Edsel
John Miller
Richard K. Simonds
Ronald Otto Vennekotter
Alondra Plancarte
Trevor Casper
David Tate
Tim Edsel
Thomas F Mullen
Shantea N Grant
Peter Baptista
Robert Rosenbloeth
Brandon Alexander
David Taber
Ethan Olson
Taylor Merrill
Andrew K Venzke
Eric St Vil
Debbie Pryse
John Woodman
Rachael Ivanovic
Daniel York
Rainer Leeb
Alex Ghiondea
Mark Thomas
Tanner Mason
Micah Geisenberg
Daniel Helmkamp
Alisher Kadirov
Robert Thurber
Steven Vance
Charles Sellman
Amanda Hollingsworth
Eyan Townsend
Derek Merkler
Jordan Case
Jennifer Brown
Donna Schmidt
Brian Prestgard
Betsy Jones
Gregory Reeder
Craig Mantzke
Bruce Gerhardt
Ebaid EMAD
Rafael Vilaplana
Gustavo Gonzalez
Melissa Beach
Brandon Andreen
Ronald Dyrum
Josh Padhiar
Daniel Wiggins
Jason Ault
Felix Vaysbaras
Robert Burdwell
Oh Jae Kwon
Felicia Williams
William Karalus
Nicole LADERAS
Cyndi Decker
Hallett Breidenbach
Tara Bogle
Groundfloor Pete Mewalle
Jordan Cantoni
Bill TOMAN
Thomas J. Freeman II
Carrie Wood
Daniel Lux
Abraham Pomerantz
Jarek Wolfe
Jeffrey D S DIWAKAR
Andree Nell
Gregg Madsen
Laurn Rothe
James Mcnamee
Trevor Kegl
Melissa Morrison
Adam Pickett
Hari Narasimhan
Trevor Casper
Ravi Shahani
Bret Greabon
Jesse Barkman
John Waters
Christian J Moudsley
David C AUSTIN
Alecia Rae Jensen
Sylvia Hayes
Frances M Fleming
Darrell Robinson
LaTrice Grant
Franky Chan
Jeremiah Gifford

Thank You!

From the Groundfloor Team



Brian Dally
Co-Founder & CEO



Nick Bhargava
Co-Founder & EVP Regulatory Affairs



Rhonda Hills
COO



Chris Schmitt
CTO

Chris has 15 years of software experience as a Full Stack developer, including stints at Republic Wireless (with Brian) and building financial services backend systems for Fidelity Investments. Chris earned his BA from Roger Williams University.



Benjamin Sutton
SVP, Finance & Strategy

Ben's career began in the Audit practice at KPMG LLP and worked in a financial reporting role at a public company during the company's initial public offering. Ben is a certified public accountant, and has a MAcc from the University of North Florida.



Justin Kroop
SVP, Marketing

Justin is responsible for the company's strategic marketing and execution with 25+ years experience in high-growth, high change environments. Justin has a B.A. from University of Kansas, and an MBA from University of Phoenix.



Patrick Donoghue
VP, Risk Management

Patrick is a seasoned real estate professional with a breadth of real estate and financial operations experience, including wholesale loan origination, market research, and valuation. He graduated from Edinboro University with a B.A. in Psychology.



Chris Garrett
VP, Product

Chris has led development on 50+ mobile apps, working with companies ranging from lone founders to corporations with millions in revenue. Chris earned an MS in Biochemistry from Duke University and BS in Biochemistry from Florida State University.



Megan Heaney
Head of People, Culture and Projects

As a 12-year tech startup veteran, Megan knows how to grow a thriving organization and has developed a world-class employee experience at Groundfloor for our amazing team. Megan holds a BS in Strategic Communications from the University of Colorado.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Yair Goldfinger	CEO @ AppCard	2022
Bruce Boehm	Professional Investor @ Retired	2014
Lucas Timberlake	General Partner @ Fintech Ventures Fund	2019
Brian Dally	Co-Founder @ Groundfloor Finance Inc.	2013
Nick Bhargava	Co-Founder @ Groundfloor Finance Inc.	2013

Officers

OFFICER	TITLE	JOINED
Rhonda Hills	COO	2018
Ben Sutton	SVP Finance and Strategy	2017

Chris Schmitt	CTO	2014
Brian Daily	Co-Founder / CEO	2013
Nick Bhargava	Co-Founder	2013

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2013	$165,000		Regulation D, Rule 506(b)
08/2014	$885,000		Regulation D, Rule 506(b)
12/2014	$475,000	Preferred Stock	Regulation D, Rule 506(b)
08/2015	$1,047,000	Preferred Stock	Regulation D, Rule 506(b)
11/2015	$250,000		Regulation D, Rule 506(b)
12/2015	$4,748,705	Preferred Stock	Regulation D, Rule 506(b)
12/2017	$2,050,000		Regulation D, Rule 506(b)
07/2018	$4,228,670	Common Stock	Regulation A+
10/2018	$1,500,000	Common Stock	Regulation D, Rule 506(b)
07/2019	$3,012,894	Common Stock	Regulation A+
12/2019	$3,607,000		Regulation D, Rule 506(b)
03/2020	$538,720	Common Stock	Regulation A+
08/2021	$7,232,275	Preferred Stock	Regulation A+
11/2021	$3,738,830		Regulation D, Rule 506(b)
02/2022	$5,833,201	Preferred Stock	Regulation D, Rule 506(b)
04/2022	$1,499,231	Common Stock	Regulation D, Rule 506(b)
11/2022	$2,098,263		4(a)(6)
03/2023	$1,300,000	Common Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/16/2013	$165,000	8.0%	25.0%	$5,000,000	01/31/2015
08/04/2014	$885,000	8.0%	25.0%	$5,000,000	01/31/2015
11/09/2015	$250,000	8.0%	25.0%	$4,650,000	01/31/2015
12/27/2017	$2,050,000	8.0%	25.0%	$24,558,750	09/30/2019
12/31/2019	$3,607,000	10.0%	10.0%	$60,611,865	08/30/2021
11/30/2021	$3,738,830	12.0%	10.0%	$0	08/24/2023

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series B 3	230,000	52,265	Yes
Common	6,000,000	2,594,169	Yes
Series B 2	243,348	189,270	Yes
Series B Preferred	441,940	441,940	Yes
Series A Preferred	747,385	747,373	Yes
Series Seed Preferred	568,796	554,038	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	62,324
Options:	950,000

Risks

Groundfloor's consolidated financial statements for the period ended December 31, 2021 include a going concern note from its auditors. Groundfloor incurred a net loss for the years ending December 31, 2021 and December 31, 2020, and had an accumulated deficit of $30.2 million and $26.3 million as of December 31, 2021 and December 31, 2020, respectively. In view of these matters, Groundfloor's ability to continue as a going concern is dependent upon Groundfloor's ability to increase operations and to achieve a level of profitability. Groundfloor Finance's most recent audited financial statements also included a going concern note from its auditors due to its history of net losses.

Since its inception, Groundfloor has financed its operations through debt and equity financings. Groundfloor intends to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

The failure to obtain sufficient debt and equity financing and to achieve profitable operations and positive cash flows from operations could adversely affect Groundfloor's ability to achieve its business objectives and for the company to continue as a going concern.

Groundfloor Finance has incurred net losses in the past, and expects to incur net losses in the future. Groundfloor Finance's accumulated deficit was $30.2 million and $26.3 million as of December 31, 2021 and December 31, 2020, respectively. Groundfloor Finance has not been profitable since inception, and may not become profitable. In addition, Groundfloor Finance expects operating expenses to increase in the future as it expands operations. If operating expenses exceed expectations, financial performance could be adversely affected. If revenue does not grow to offset these increased expenses, Groundfloor Finance may never become profitable. In future periods, Groundfloor Finance may not have any revenue growth or revenue could decline. Failure to become profitable could impair the operations of the Groundfloor Platform by limiting access to working capital required to operate the Groundfloor Platform. If Groundfloor Finance were to become insolvent or bankrupt, this would adversely affect our ability to generate revenues and control our expenses.

Groundfloor Finance (with its affiliates) has a limited operating history. Groundfloor Finance owns and operates the Groundfloor Platform. Groundfloor Finance began originating real estate loans in Georgia through a subsidiary in November 2013 and transitioned to multi-state operations through the sale of Limited Recourse Obligations ("LROs") under a Regulation A offering in September 2015.

For Groundfloor Finance's business to be successful, the number of real estate development projects financed by Groundfloor Finance and its subsidiaries will need to increase, which will require Groundfloor Finance to increase its facilities, personnel and infrastructure to accommodate the greater servicing obligations and demands on the Groundfloor Platform. Groundfloor Finance must constantly update its software and website, expand its customer support services and retain an appropriate number of employees to maintain the operations of the Groundfloor Platform, as well as to satisfy our servicing obligations on the Loans. If Groundfloor Finance is unable to increase the capacity of the Groundfloor Platform and maintain the necessary infrastructure, this may have an adverse effect on our revenues.

Historically, Groundfloor Finance relied on debt financing to fund its start-up costs and working capital for its operations. More recently, Groundfloor Finance has relied on debt financing in connection with its loan advance program. Groundfloor Finance's obligations under these loans will reduce its available cash for re-investment and, therefore, may negatively impact its potential profitability until all amounts are repaid. In addition, since Groundfloor Finance has granted a security interest under these loans for certain assets, if Groundfloor Finance defaulted on its obligations, the secured parties could elect to foreclose on these assets and such a foreclosure would have an adverse effect on the ability of Groundfloor to operate its business.

Groundfloor Finance's substantial indebtedness may also limit its ability to borrow additional funds or obtain additional financing in the future. If Groundfloor Finance obtains additional debt financing to fund its operations or as capital for the loan advance program, a substantial portion of its operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on its operations.

At this early stage in its development, Groundfloor has funded substantially all of its operations with proceeds from private financings from individual investors and venture capital firms. We rely on Groundfloor Finance to operate the Groundfloor Platform, facilitate due diligence and underwriting reviews, coordinate payment to and from investors and developers through the use of various funding accounts, manage Loan advances and to administer, service and collect on the Loans we fund through the offer and sale of LROs. As manager, Groundfloor Finance is also responsible for our day to day operations. To continue the development of its business, Groundfloor Finance will require substantial additional funds. To meet its financing requirements in the future, Groundfloor Finance may raise funds through equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict Groundfloor Finance's business activities and options. Additional funding may not be available to Groundfloor Finance on favorable terms, or at all. If Groundfloor Finance is unable to obtain additional funds, it may be forced to reduce or terminate our operations.

If the Borrower is unable to repay its obligations under the Loan, we may foreclose on the real estate property. Although we will seek out purchasers for the property, we may have to take an active role in the management of the Project. Prospective investors should consider that we and very few members of our management have previously managed real estate development projects. No assurances can be given that we can operate the Project profitably.

In some situations, Groundfloor Finance or a subsidiary may elect to originate and advance funds for a Loan prior to offering the corresponding series of LROs to the public, which could involve additional risks. Although advances are typically funded from one of more lines of credit or borrowing arrangements entered into by Groundfloor

Finance or one of its subsidiaries, if we elect to do so from our own operating capital, that would have the effect of reducing the amount of cash we have available for other business expenditures until the advance is repaid. The same would be the case in the event Groundfloor Finance elected to use its own operating capital to fund advances. In addition, we may be required to continue to hold and service the advanced Loans in the event we are unable to qualify the corresponding series of LROs or if the Offering of such LROs is not fully subscribed and abandoned. Furthermore, the borrowing arrangements that may be used to make the advances will require the principal to be repaid within a short period of time as well as periodic interest payments. This may negatively impact the cash flow and cash position of Groundfloor Finance, particularly if GRE 1 is not able to issue and sell the corresponding LROs on a timely basis, increasing the risk to the overall business of Groundfloor Finance and its subsidiaries, including a potentially adverse effect on our revenues.

Groundfloor Finance (with its affiliates) has a limited operating history. Groundfloor Finance began originating real estate loans in Georgia through a subsidiary in November 2013 and transitioned to multi-state operations through the sale of LROs under a Regulation A offering in September 2015. A limited number of our management team has experience in mortgage loan underwriting and the founders of Groundfloor Finance had no such experience at the time it began operations. If the method adopted by Groundfloor Finance for evaluating potential Projects to fund and for establishing interest rates for the corresponding Loans proves flawed, Investors may not receive the expected yield on the LROs. Although the proprietary Grading Algorithm utilized by Groundfloor Finance is based upon certain quantifiable characteristics that have been developed and is primarily driven by leverage and asset value, there is no assurance that the Grading Algorithm will accurately assess the risks associated with the Borrower or the property for which the Loan is being sought.

Much of the information provided by Borrowers during the application and underwriting process is not independently verified, and, although Borrowers represent and warrant in the Loan Agreement as to the accuracy of such information, it may nevertheless be inaccurate or incomplete. Additionally, we rely on data provided by third-party sources as a significant component of our underwriting process, and this data may contain inaccuracies. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business, and operating results.

Although we perform fraud checks and authenticate customer identity by analyzing data provided by external databases, we cannot assure that these checks will catch all fraud, and there is a risk that these checks could fail and fraud may occur. We may not be able to recoup funds underlying loans made in connection with inaccurate statements, omissions of fact, or fraud, in which case our revenue, operating results, and profitability will be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negatively impacting our operating results, brand and reputation, and require us to take steps to reduce fraud risk, which could increase our costs and result in an adverse effect on our revenues.

We will issue a commercial loan to the Borrower to fund the Project. The Borrower owns and controls the Project and is responsible for various management functions that are essential to the success of the Project. The Principal(s) of that borrowing entity control and operate it. Poor management on the part of the Borrower, or its Principals, could adversely affect the financial performance of the Project or expose the Project to unanticipated operating risks, which could reduce the Project cash flow and adversely affect the Borrower's ability to repay the Loan.

Real estate projects involve considerable risk, which may affect the Borrower's ability to make payments under its Loan and our ability to collect Loan Payments on a timely basis.

Real estate development projects are inherently risky, and the risks they involve may affect the Borrower's ability to make payments under its Loan. The risks involved in real estate development projects include the following:

· changes in the general economic climate and market conditions; · complications involving the renovation or redevelopment of the real estate property connected to the Project; · limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the real estate property corresponding to the Project difficult; · unanticipated increases in real estate taxes and other operating expenses; · environmental considerations; · zoning laws and other governmental rules and policies; and · uninsured losses including possible acts of terrorism or natural disasters.

The risks associated with a particular investment will also vary depending on the type of Loan being financed and the terms negotiated with Borrowers. For example:

· With Loans involving renovations, project completion may be delayed because the necessary renovations may be more extensive than first anticipated; as work progresses, more of the structure is opened up which may reveal previously unknowable defects or problems.

With new construction Loans, a fundamental default early in the term could be more detrimental to recovery, since it would leave us with a lien (on land and an incomplete structure) that could be worth less than the amount needed to provide a return to Investors. · Where acquisition (either of land or of an existing structure) is part of use of proceeds the acquisition may fall through, causing the Loan to be abandoned before closing or to be paid off early, as no principal is drawn down after closing. In addition, the purchase price of the property may increase at the time of acquisition, decreasing the remaining funds available from our Loan which could impact the Borrower's ability to complete the associated renovations or construction as contemplated. · Permitting delays could impede a Borrower's ability to timely repay Loans involving renovations or construction. · Borrowers may use part of the Loan Proceeds to repay an existing loan used to acquire the property. There may be delays in the original lender releasing the property from any security interest related to the earlier loan in order for us to assume the first lien position after closing the loan transaction. · Borrowers may use part of the Loan Proceeds to offset the amount of cash or equity they otherwise would have in the project. This type of cash out refinancing may be involved in various types of Loans we originate. · Borrowers may be advanced all or part of the Loan Proceeds before the corresponding LROs are sold. In this case, the Borrower may begin work on the Project immediately and by the time the corresponding LROs are sold, substantial work may have been completed. This would effectively reduce the amount of time the LROs may be held, as the Borrower is now closer to their proposed exit than when LROs were first offered and therefore may be able to prepay the Loan. · There can be any number of issues with the title to a property. Although we confirm our senior lien position on properties by conducting a title search and obtaining title insurance, challenges to the enforceability of our senior position or title defects may nevertheless arise. Such defects could also result in a determination that we do not have an enforceable lien on the property. Resolution of these matters could delay our ability to foreclose on the property or pursue other collection remedies against the Borrower.

When you purchase Series B3 shares, you are required to agree to the terms of Groundfloor's Subscription Agreement and the Investors' Rights Agreement which sets forth your principal rights and obligations as an investor in Series B3 Stock.

Under the terms of the Subscription Agreement, we may require that any claims against us, including without limitation, claims alleging violations of federal securities laws by us or any of our officers or directors and claims other than in connection with this offering, be resolved through binding arbitration rather than in the courts. Notwithstanding the foregoing sentence, you may elect to opt out of the arbitration provision for all purposes by sending an arbitration opt out notice to the Company in accordance with the terms and conditions set forth in Section 8 of the Subscription Agreement. If you do not opt out of binding arbitration, Section 8 of the Subscription Agreement provides, among other things, that (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in courts, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited and potentially differs in form and scope from court proceedings; (iv) an award by an arbitrator is not required to include factual findings or legal reasoning, and your right to appeal or to seek modification of a ruling by the arbitrator is strictly limited; and (v) the arbitrator (or three arbitrator panel, if applicable) may include a minority of persons engaged in the securities industry. As a result, the arbitration process may be less favorable to investors than court proceedings and may limit your right to engage in discovery proceedings or to appeal an adverse decision. These provisions may have the effect of discouraging lawsuits against us and our directors and officers. Your agreement to the arbitration provisions in the Agreements will not waive the Company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

The Company believes that the arbitration provisions in the Agreements are enforceable under federal and state law. The Federal Arbitration Act ("FAA") is an act of Congress that provides for judicial facilitation of dispute resolution through arbitration and embodies a national policy favoring arbitration, providing that a written contractual provision evidencing a transaction involving interstate commerce to arbitrate a controversy "shall be valid, irrevocable, and enforceable, save upon such grounds as exist at law or in equity for the revocation of any contract." Further, the United States Supreme Court has interpreted the FAA as creating a uniform body of federal substantive law regulating the enforceability of agreements to arbitrate that applies to all contracts involving interstate commerce in both state and federal court. The arbitration provision in the Investor Agreement specifically states that it is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA.

In the event that enforceability issues arise under state law, the Company maintains its belief that the arbitration clause will be upheld. In AT&T Mobility LLC v. Concepcion, 131 S. Ct. 1740 (2011), the United State Supreme Court recognized that in order to accomplish the general purpose of the FAA to promote efficient streamlined procedures for resolving disputes, federal law has developed a preference for enforcing arbitration agreements according to their terms. Consistent with this preference, the Court has held that state laws discriminating against arbitration are preempted by the FAA because such rules stand as an obstacle to the FAA's objectives. Further, the FAA is presumed to preempt the state law selected in a general choice-of-law clause unless the contract expressly evidences the parties' intent that state arbitration law applies in place of or in addition to the FAA. As cited above, the arbitration provision in the Investor Agreement clearly sets forth the parties' intent that the FAA should apply rather than state law.

You also waive your right to a jury trial under the Subscription Agreement and the Investors' Rights Agreement. Accordingly, if you bring a claim against the Company in connection with matters arising under the Subscription Agreement and the Investors' Rights Agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and our directors and officers. Purchasers of Series B3 Stock in a secondary transaction will also be subject to the jury waiver provision in the Subscription Agreement and Investors' Rights Agreement. If a lawsuit is brought against us under the Subscription Agreement and the Investors' Rights Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement and the Investors' Rights Agreement.

While the Company believes that a contractual pre-dispute jury trial waiver is generally

enforceable, the enforceability of the jury trial waiver is not free from doubt. To the Company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. With respect to enforceability under Georgia state law, the Company acknowledges that the state courts of Georgia, which have jurisdiction over state law matters arising under the Subscription Agreement and the Investors' Rights Agreement, have upheld the minority position that contractual pre-dispute jury trial waivers are not enforceable. If the Company opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Subscription Agreement and the Investors' Rights Agreement.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Subscription Agreement and the Investors' Rights Agreement with a jury trial if you have not elected to opt out with respect to binding arbitration as set forth in Section 8 of the Subscription Agreement. No condition, stipulation or provision of the Subscription Agreement or the Investors' Rights Agreement serves as a waiver by any Investor of the Company's compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

By purchasing shares in this offering, investors agree to be bound by any arbitration provisions contained in our subscription agreement. Such arbitration provision applies to claims that may be made regarding this offering and, among other things, limits the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis. The arbitration process may be less favorable to investors than court proceedings and may limit your right to engage in discovery proceedings or to appeal an adverse decision. You also waive your right to a jury trial under the subscription agreement. These provisions may have the effect of discouraging lawsuits against us and our directors and officers.

We may withdraw or abandon an offering of the Series B3 Stock at any time without penalty prior to issuance. If we abandon or withdraw an offering of the Series B3 Stock, we will promptly release all funds committed to purchasing shares of Series B3 Stock, but you will not earn any interest or return on any such funds. As a result, you will not have realized any benefit from the transaction and will have lost the opportunity to use your money elsewhere.

Shares of the Series B3 Stock and the Common Stock issuable upon conversion will not be listed on any securities exchange or interdealer quotation system. There is no trading market for the Series B3 Stock, and we do not expect that such a trading market will develop in the foreseeable future, nor do we intend to offer any features on the Groundfloor Platform to facilitate or accommodate such trading. Until our shares are listed, if ever, you may not sell your shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, any investment in the Series B3 Stock and the Common Stock issuable upon conversion will be highly illiquid, and investors in the Series B3 Stock may not be able to sell or otherwise dispose of their shares in Series B3 Stock in the open market. Additionally, we currently have no redemption plan in place for the Series B3 Stock and do not expect to adopt any such redemption plans in the future. Because of the illiquid nature of the shares of Groundfloor Series B3 Stock, you should purchase our shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

This is a fixed price offering, which means that the Offering Price is fixed and will not vary based on the underlying value of our assets at any time. Our Board has determined the Offering Price in its sole discretion. The Offering Price has been based on an internal valuation analysis of our Company as a whole. Although we believe the valuation to be fair as of the date it was determined, the fixed offering price established for our shares may not be supported by the current value of our Company or our assets at any particular time.

Certain investors in this offering do not have preemptive rights to any shares we issue in the future. After your purchase in this offering, our board of directors may elect to issue or sell additional shares in future public or private offerings. To the extent we issue additional shares after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value of your shares.

We have the authority to retain all of our earnings for the future operation and expansion of our business. We do not intend to make any cash distributions to holders of our Series B3 Stock or Common Stock in the foreseeable future. Investors should not expect to receive income on an ongoing basis from an investment in us.

No assurance can be given that investors will realize a return on their investments in us or that they will not lose their entire investment in our shares. In addition, the Series B3 Stock has limited rights, preferences and privileges which are substantially unlike traditionally offered shares of preferred stock. Also, holders of shares of our Series A Preferred Stock and Series Seed Preferred Stock have superior rights, preferences and privileges than those of investors in our Series B3 Stock including, but not limited to superior preemptive rights. Each prospective investor of our shares should carefully read this Offering Circular and specifically read and review the limited rights, preferences and privileges of the Series B3 Stock as more fully described in Offering Materials. ALL SUCH PERSONS OR ENTITIES SHOULD CONSULT WITH THEIR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their

securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Groundfloor Finance Inc.

- Georgia Corporation
- Organized January 2013
- 85 employees

600 Peachtree Street NW
Ste. 810
Atlanta GA 30308

http://www.groundfloor.com

Business Description

Refer to the Groundfloor profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Groundfloor is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.